UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 ___________________________________

Lightbridge Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224K 203

(CUSIP Number)

General International Holdings, Inc.

219-3 Northern Blvd, Suite 201

Bayside, NY 11361

Tel: (718) 352-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:

Bernard & Yam, LLP

140-75 Ash Avenue, Suite 2D

Flushing, New York 11355

Attn: Mr. Mann Yam

Tel: (212) 219-7783

August 2, 2016

(Date of Event Which Requires Filing of this Statement)

___________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224K 203

1	NAME OF REPORTING PERSON General International Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER* 1,049,353
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER* 1,049,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,049,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

* General International Holdings, Inc. owns 1,020,000 shares of the Issuer’s Non-Voting Series A Convertible Preferred Stock, which, together with dividends thereon, are convertible into a like number of shares of Common Stock. The Reporting Persons (as defined below) are prohibited from voting any Common Stock held in excess of 9.99% of the outstanding Common Stock, including resulting from conversion of any Non-Voting Series A Convertible Preferred Stock. The securities reported in rows (8), (10), (11) and (13) show the number of shares of Common Stock that would be issuable upon full conversion of the Non-Voting Series A Convertible Preferred Stock and dividends thereon as of March 22, 2017, and do not give effect to the foregoing voting limitations.

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CUSIP No. 53224K 203

1	NAME OF REPORTING PERSON Mr. Xingping Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER* 1,049,353
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER* 1,049,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,049,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

* General International Holdings, Inc. owns 1,020,000 shares of the Issuer’s Non-Voting Series A Convertible Preferred Stock, which, together with dividends thereon, are convertible into a like number of shares of Common Stock. The Reporting Persons (as defined below) are prohibited from voting any Common Stock held in excess of 9.99% of the outstanding Common Stock, including resulting from conversion of any Non-Voting Series A Convertible Preferred Stock. The securities reported in rows (8), (10), (11) and (13) show the number of shares of Common Stock that would be issuable upon full conversion of the Non-Voting Series A Convertible Preferred Stock and dividends thereon as of March 22, 2017, and do not give effect to the foregoing voting limitations.

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Lightbridge Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11710 Plaza America Drive, Suite 2000, Reston, Virginia, 20190.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by General International Holdings, Inc. (“GIH”) and Mr. Xingping Hou (“Mr. Hou” and collectively, the “Reporting Persons”). The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, is the beneficial owner of any shares of the Common Stock. The Reporting Persons have entered into a joint filing agreement, dated as of August 2, 2016, a copy of which is filed herewith as Exhibit 99.1.

GIH is a New York corporation whose business address is 219-3 Northern Blvd, Suite 201, Bayside, NY 11361. Mr. Hou is a natural person and citizen of the People’s Republic of China, whose business address is 1501, Plaza B, Jianwai SOHU, No. 39, Eastern Three, Ring Middle Road, Chaoyang District, Beijing, China, Postal Code: 100020. Mr. Hou controls GIH. Mr. Hou’s principal occupation is Chairman of the Board, President and CEO of General Agricultural Corporation.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GIH is a New York corporation. Mr. Hou is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities reported herein (as described in Item 4) were purchased for the account of GIH. The source of funding was capital provided by Mr. Hou. A total of approximately $2,800,000 was paid in the acquisition of the securities purchased pursuant to the Securities Purchase Agreement described in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

On August 2, 2016 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), a Certificate of Designations of the Series A Convertible Preferred Stock of the Issuer (the “Certificate of Designations”), and an Investors Rights Agreement (the “Investors Rights Agreement”), GIH acquired 1,020,000 shares of Non-Voting Series A Convertible Preferred Stock (the “Series A Preferred Stock”, and such shares the “Preferred Shares”) of the Issuer, initially convertible into 1,020,000 shares of Common Stock. Provided that the Reporting Persons are prohibited from voting any Common Stock, including Common Stock converted from any Preferred Shares, held in excess of 9.99% of the outstanding Common Stock pursuant to voting limitation in the Investors Rights Agreement (the “Voting Limit”). As the Preferred Shares represent all shares of Series A Preferred Stock issued pursuant to the Certificate of Designations, GIH is the sole holder of Series A Preferred Stock.

The Securities Purchase Agreement, the Certificate of Designations, and the Investors Rights Agreement are set forth as Exhibits 99.2, 99.3 and 99.4 hereto, and are incorporated by reference hereto.

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In accordance with the Securities Purchase Agreement, the Issuer has also appointed Mr. Hou as member and co-chairman of the Issuer’s board of directors.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer agreed to provide certain registration rights with respect to the Preferred Shares pursuant to the Investors Rights Agreement.

The Reporting Persons initially acquired the Preferred Shares from the Issuer for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis. The Reporting Persons may take such actions with respect to the investment in the Issuer as are deemed appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of the beneficial or economic holdings, and/or otherwise changing the intentions with respect to any and all matters referred to in Item 4 of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference.

As described in Item 4, the securities reported on this Schedule consist of 1,020,000 Preferred Shares, initially convertible into 1,020,000 shares of Common Stock. As of March 22, 2017, 1,020,000 Preferred Shares and dividends thereon were convertible into 1,049,353 shares of Common Stock.

(b) Each of the Reporting Persons shares power to direct the vote (subject to the Voting Limit) and/or to direct the disposition of the securities reported herein, and none of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the securities reported herein. GIH is deemed to have beneficial ownership of the securities reported herein. Mr. Hou is deemed to control GIH.

(c) The transactions described in Item 4 herein, which are incorporated by reference into this Item 5(c), represent all of the transactions in the securities of the Issuer that were effected by the Reporting Persons in the 60 days preceding the date of the event requiring the filing of this Schedule. Within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the descriptions of the Securities Purchase Agreement, the Certificate of Designations, and the Investor Rights Agreement, which descriptions are set forth in Item 4 and which are incorporated herein by reference. The Securities Purchase Agreement, the Certificate of Designations, and the Investors Rights Agreement are set forth as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated by reference hereto.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

EXHIBITS

99.1	Joint Filing Agreement, between Xingping Hou and General International Holdings, Inc.

99.2

Securities Purchase Agreement, dated June 28, 2016, by and among the Issuer and General International Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 29, 2016 (File No. 001-34487)).

99.3

Form of Certificate of Designations of the Non-Voting Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on August 3, 2016 (File No. 001-34487)).

99.4	Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on August 3, 2016 (File No. 001-34487)).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

General International Holdings, Inc.

Dated: April 21, 2017	/s/ Xingping Hou
Signature

Xingping Hou, President
Name/Title

Xingping Hou

/s/ Xingping Hou
Signature

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